MOBILE GLOBAL ESPORTS, INC.

500 Post Road East, 2nd Floor

Westport, CT 06880

February 19, 2026

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	Mobile Global Esports, Inc.
Registration Statement on Form S-1
Filed February 12, 2026
File No. 333-293424

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mobile Global Esports, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Friday, February 20, 2026, or as soon thereafter as possible.

Please notify Jeffrey J. Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MOBILE GLOBAL ESPORTS, INC.

By:	/s/ Brett Rosin
Name:	Brett Rosin
Title:	Chief Executive Officer